Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
     There is no parent of the Company. The following is a listing of the significant subsidiaries of the Company, or if indented, subsidiaries of the Company under which they are listed.

JURISDICTION OF
ORGANIZATION
McKesson Financial Holdings Ltd.	Ireland
California Golden State Company	California
CGSF Funding Corporation	Delaware
McKesson International Holdings Ltd.	Ireland